UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

Hortonworks, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

440894-10-3

(CUSIP Number)

December 17, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 440894-10-3	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Yahoo! Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,572,174(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,572,174(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,572,174(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.7%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 3,845,806 shares of common stock of Hortonworks, Inc. (the “Issuer”), and warrants to purchase an additional 3,726,368 shares of Issuer common stock, which became exercisable upon the closing of the Issuer’s initial public offering on December 17, 2014.
(2)	Based upon (a) 34,876,650 shares of Hortonworks, Inc. common stock outstanding at October 15, 2014 as reported in Hortonworks’ final prospectus filed with the SEC on December 12, 2014 after giving effect to the automatic conversion of the Issuer’s outstanding preferred stock into 21,949,525 shares of common stock upon the closing of its initial public offering, plus (b) the Issuer’s sale of 6,250,000 shares of common stock in its initial public offering, and plus (c) the Issuer’s concurrent private placement of 486,486 shares of common stock to a third party; all as described in such prospectus. For purposes of calculating the ownership percentage, the 3,726,368 shares of common stock underlying the Reporting Person’s warrants are also deemed to be outstanding.

CUSIP No. 440894-10-3	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

Hortonworks, Inc. (“Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3460 W. Bayshore Road, Palo Alto, California 94303

Item 2(a)	Name of Person Filing:

Yahoo! Inc.

Item 2(b)	Address of Principal Business Office or, If None, Residence

701 First Avenue, Sunnyvale, California 94089

Item 2(c)	Citizenship

See Row 4 of cover page

Item 2(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share

Item 2(e)	CUSIP Number:

440894-10-3

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No. 440894-10-3	SCHEDULE 13G	Page 4 of 5 Pages

Item 4.	Ownership

(a)	Amount Beneficially Owned: See Row 9 of cover page.

(b)	Percent of Class: See Row 11 of cover page.

(c)	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: See Row 5 of cover page.

ii.	Shared power to vote or to direct the vote: See Row 6 of cover page.

iii.	Sole power to dispose of or to direct the disposition of: See Row 7 of cover page.

iv.	Shared power to dispose or to direct the disposition of: See Row 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 17 CFR §240.14a-11.

CUSIP No. 440894-10-3	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     December 19, 2014

Yahoo! Inc.

By:	/s/ Ken Goldman
Ken Goldman
Chief Financial Officer